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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20547

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        CONSOLIDATED CAPITAL GROWTH FUND
                            (Name of Subject Company)

                        CONSOLIDATED CAPITAL GROWTH FUND
                      (Name of Person(s) Filing Statement)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
      (Name, Address, and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                 SCHEDULE 14D-9

     This Schedule 14D-9 relates to a tender offer by MPF-NY 2005, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC and MacKenzie Patterson Fuller, LP (collectively, the "Offerors"), to purchase up to 12,300 units of limited partnership interest ("Units") of Consolidated Capital Growth Fund, a California limited partnership, at a price of $75.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 7, 2006 and May 22, 2006 or such other date to which the offer may be extended. The offer to purchase Units is being made pursuant to an Offer to Purchase, dated as of April 7, 2006 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the "SEC") on April 7, 2006.

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Consolidated Capital Growth Fund, a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of December 31, 2005, 49,196 Units were outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership's general partner is ConCap Equities, Inc., a Delaware corporation (the "General Partner"). The Partnership's business address and telephone number are set forth in Item 1 above.

     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $75.00 per Unit, less the amount of any distributions declared or made with respect to the Units between April 7, 2006 and May 22, 2006 or such other date to which the offer may be extended. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on April 7, 2006. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement

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provides for certain payments to affiliates for services and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership. The General Partner is a subsidiary of Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust.

     Affiliates of the General Partner receive 5% of gross receipts from the Partnership's property as compensation for providing property management services. The Partnership paid to such affiliates approximately $171,000 and $147,000 for the years ended December 31, 2005 and 2004, respectively, which is included in operating expenses.

     An affiliate of the General Partner charged the Partnership reimbursement of accountable administrative expenses amounting to approximately $195,000 and $153,000 for the years ended December 31, 2005 and 2004, respectively, which is included in general and administrative expenses and investment property. The portion of these reimbursements included in investment property for the years ended December 31, 2005 and 2004 are fees related to construction management services provided by an affiliate of the General Partner of approximately $65,000 and $24,000, respectively. At December 31, 2005, the Partnership owed approximately $179,000 for accountable administrative expenses, which is included in due to affiliates.

     The Partnership Agreement provides for a fee equal to 9% of the total distributions made to the limited partners from "cash available for distribution" (as defined in the Partnership Agreement) to be paid to the General Partner for executive and administrative management services. No fees were paid for the years ended December 31, 2005 and 2004.

     During the year ended December 31, 2005, an affiliate of the General Partner advanced the Partnership approximately $2,720,000 to cover the closing costs and the deficiency between the prior mortgage payoff and the new mortgage on The Lakes Apartments and approximately $217,000 for property and Partnership operations and capital improvements. During the year ended December 31, 2004, an affiliate of the General Partner advanced the Partnership approximately $830,000 to assist in paying the city taxes related to the sales of two investment properties and to fund replacement reserves at The Lakes Apartments. Interest is charged at the prime rate plus 2% (9.25% at December 31, 2005) and was approximately $166,000 and $28,000 for the years ended December 31, 2005 and 2004, respectively. The Partnership repaid approximately $4,000 of advances from an affiliate of the General Partner during the year ended December 31, 2005. There were no payments during the year ended December 31, 2004. At December 31, 2005 the total balance of advances and accrued interest due to an affiliate of the General Partner was approximately $3,957,000 and is included in due to affiliates on the accompanying balance sheet.

     The Partnership insures its property up to certain limits through coverage provided by AIMCO which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability and vehicle liability. The Partnership insures its property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the General Partner. During the years ended December 31, 2005 and 2004, the Partnership was charged by AIMCO and its affiliates approximately $67,000 and

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$62,000, respectively, for insurance coverage and fees associated with policy claims administration.

     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 32,142.75 Units in the Partnership representing 65.34% of the outstanding Units at December 31, 2005. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unit holders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 65.34% of the outstanding Units, AIMCO and its affiliates are in a position to control all such voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as general partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO as its sole stockholder.

ITEM 4. SOLICITATION OR RECOMMENDATION.

     The information set forth in the Letter to the Unit holders, dated as of April 17, 2006, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Not applicable.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

     The information set forth in the Letter to the Unit holders, dated as of April 17, 2006, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(2) Letter to the Unit Holders of the Partnership, dated April 17, 2006.

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(e)  Not applicable.

(g)  Not applicable.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2006

                                        CONSOLIDATED CAPITAL GROWTH FUND


                                        By: ConCap Equities, Inc.
                                            ------------------------------------
                                            (General Partner)


                                        By: /s/ Martha L. Long
                                            ------------------------------------
                                            Senior Vice President